

September 2, 2009

Mr. Kevin W. Markey
Principal Financial and Accounting Officer
PNG Ventures, Inc.
5310 Harvest Hill Rd., Suite 229
Dallas, Texas 75230

> **Re:** **PNG Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 000-29735**

Dear Mr. Markey:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Business

Major Customers, page 4

1.   We note your disclosure that you have customers that account for greater than ten percent of your total sales. Please modify your disclosure to identify by name, the specific customers that accounted for greater than ten percent of your total sales. Refer to FRR Section 503.02 for further guidance.

Risk Factors

One major long-term supply contract, that comprises approximately 20% of our production volume, may not expire until May 2013 and obligates us to sell LNG at a substantial discount to the market price for LNG, page 8

2.   Please expand your disclosure to discuss the specific terms of this supply contract, and the impact such contract may have on your results of operations.

Management's Discussion and Analysis or Plan of Operations

Results of Operations - PNG Ventures, Inc.

Year Ended December 31, 2008 (as defined) compared to December 31, 2007

Cost of Sales, page 23

3.   You explain that your presentation of cost of sales excludes compensation and depreciation & amortization related to the production of LNG. Please explain to us your basis for excluding these amounts from costs of sales when such amounts relate directly to the production of LNG. Please refer to paragraph 5A of Statement 3 of ARB 43 and SAB Topic 11:B for related guidance.

Liquidity and Capital Resources, page 24

4.   We note your disclosure that much of your debt outstanding includes "…common stock derivatives that could result in substantial dilution to existing and prospective shareholders…" and that such adjustment provisions may be considered punitive. Given this disclosure, please tell us how you account for the conversion provisions associated with your outstanding debt. Please specifically address whether you have considered the guidance provided in EITF 00-19 and SFAS 133.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

5.   We note the conclusion by your principal executive and financial officers that you maintained effective disclosure controls and procedures as of December 31, 2008. We further note your disclosure that as of December 31, 2008 your management concluded that your internal controls over financial reporting were not effective. Please modify your disclosure to explain how you were able to conclude your disclosure controls and procedures were effective, despite your conclusion that internal controls over financial reporting were not effective.

Management's Report on Internal Control over Financial Reporting, page 30

6.   On the top of page 31 you disclose that "Management has determined that we
        have at least the following material weakness in our internal control over financial
        reporting as of December 31, 2008." Please clarify to us and in your disclosure
        whether your management identified other material weaknesses in conjunction
        with their assessment of internal controls over financial reporting. To this point,
        inclusion of the phrase "at least" makes your disclosure unclear as to whether you
        have identified other material weaknesses that are not disclosed in the filing or if
        you have performed a complete assessment.

Principal Accountant Fees and Services, page 38

7.   We note your disclosure that "The Board acts as the audit committee and had no
        pre-approval policies and procedures in effect for the auditors' engagement for the
        audit year 2007 and 2008." Given this disclosure, please tell us how you were
        able to conclude that the accountant engaged to provide audit services was
        independent given the guidance provided in Rule 2-01(c)(7)(i) of Regulation S-
        X.

Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

8.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the
        Division of Corporation Finance reminded issuers that the certifications required
        under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set
        forth in Item 601(b)(31) of Regulation S-K. We note you have included
        additional language in paragraph 4(c) regarding the evaluation of effectiveness of
        your internal controls over financial reporting, and also excluded the term
        "material weaknesses" from paragraph 5(a). Please tell us why these specific
        modifications were made to the certifications, and if applicable, modify your
        certifications to be in the exact form set forth in Item 601 of Regulation S-K.
        This comment is also applicable to your Form 10-Q for the quarterly period ended
        June 30, 2009.

Notes to Consolidated Financial Statements

Note 1 Basis of Presentation, page F-8

9.   We note that prior to the share exchange agreement in which you acquired New
        ELNG, you were considered a blank check company, and had little to no
        operating activities. It appears that the number of shares issued to Earth LNG Inc
        (ELNG), the previous parent company of New ELNG, resulted in ELNG

obtaining control of the company. We also note that in conjunction with the share exchange agreement you ceased all prior operating activities and succeeded to substantially all of the business of New ELNG. We further note from your disclosure that you accounted for the share exchange agreement under the purchase accounting method which resulted in "stepping up" the basis of New ELNG's assets and liabilities, and recording them at fair value. Given the facts and circumstances of the share exchange agreement, please tell us why you believe stepping up the basis of New ELNG assets and liabilities is appropriate. Please also tell us what consideration you gave to recording the effects of the share exchange agreement as a reverse acquisition in which New ELNG would be considered the accounting acquirer and PNG Ventures would be the accounting acquiree.

Note 2 Going Concern and Management's plans (Unaudited), page F-8

10.   Please tell us why you have included specific discussion regarding your ability to continue as a going concern when your independent public accounting firm has not included a specific paragraph in their report regarding the uncertainty of the company's ability to continue as a going concern. Please also tell us why this note has not been audited.

Note 10 Litigation

Kelley, page F-18

11.   We note your disclosure that you dispute all claims that are alleged, believe there are valid defenses to these claims and intend to vigorously defend your position. We further note that you believe the allegations are without merit.   Given your position with regard to these allegations, please tell us why you believe recording an accrual is necessary and consistent with the guidance provided in SFAS 5.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Statement of Operations, page 4

12.   Please modify your presentation to refrain from using the title "Net Income from Operations". Such title is too similar to the measure of Net Income, and may be confusing to a reader.

Disclosure Controls and Procedures, page 32

13.   Your disclosure states that your "...CEO and CFO have concluded that the Company's disclosure controls and procedures were not adequately designed and effective in ensuring…" It is unclear from this disclosure if your management has concluded that your disclosure controls and procedures are effective or not effective. Please modify your disclosure to clearly state your management's conclusion regarding the effectiveness of your disclosure controls and procedures.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the

financial statements and related matters. Please contact me at (202) 551-3299 with any
other questions.

Sincerely,

Mark C. Shannon
Branch Chief